EXHIBIT 99.4

Dunxin Financial Holdings Limited to Hold Annual General Meeting on December 30, 2021

WUHAN, HUBEI, China, December 9, 2021 – Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a licensed microfinance lender serving individuals and small and medium enterprises (“SMEs”) in Hubei Province, China, today announced that it will hold its annual general meeting (“AGM”) of shareholders on Thursday, December 30, 2021 at 9:00 a.m., Beijing time. The meeting will be held at the Company’s offices located at 23th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 430063 and virtually through teleconference.

The board of directors of the Company has fixed the close of business on December 3, 2021 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof. The purpose of the AGM is for the Company’s shareholders to elect and appoint two directors, namely Qi Chen and Weitao Liang.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares represented by the ADSs must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

The Notice of AGM and proxy statement for the AGM are available on the Company’s website at http://hbctxed.com. Dunxin has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. Dunxin’s Form 20-F can be accessed on the Company’s website at http://hbctxed.com, as well as on the SEC’s website at http://www.sec.gov.

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Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited is a licensed microfinance lender serving individuals and SMEs in Hubei Province, China. The Company has been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and SMEs. The Company was recognized as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and was a Member Unit of Hubei Micro-credit Company Association from December 2013 to December 2016. In October 2016, the Company was recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. The Company was named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association in 2014, 2015 and 2017. The Company has professional credit business experience in the microfinance industry in China. For more information, please visit the Company’s website at http://en.hbctxed.com/.

For additional information, please contact

Mr. Johnny Zhou

Chief Financial Officer

Telephone: +86-13917303401

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